frontdoor, inc.

150 Peabody Place

Memphis, Tennessee  38103

September 6, 2018

Via EDGAR

Kim McManus

Office of Real Estate and Commodities
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             frontdoor, inc.
Registration Statement on Form 10
File No. 0001727263

Dear Ms. McManus:

Reference is made to the Registration Statement on Form 10 (File No. 0001727263) (as amended to date, the “Registration Statement”), filed by frontdoor, inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Board of Directors of ServiceMaster Global Holdings, Inc. (“ServiceMaster”) has set September 14, 2018 as the record date for the distribution of shares of common stock of the Company (the “Shares”), which is expected to be effective at 12:01 a.m., Eastern Time, on October 1, 2018. ServiceMaster and the Company would like the Shares to commence trading on the Nasdaq Global Select Market on a “when issued” basis on September 13, 2018, one day prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on September 7, 2018, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Karessa Cain of Wachtell, Lipton, Rosen & Katz at (212) 403-1128. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain and that such effectiveness also be confirmed in writing.

Very truly yours,

FRONTDOOR, INC.

By:	/s/ Rexford J. Tibbens
Name:	Rexford J. Tibbens
Title:	President and Chief Executive Officer